Exhibit 14

HORIZON

LINES

Code

of

Business

Conduct

and

Ethics

This Code is being distributed electronically
to all officers, employees and directors of
Horizon Lines, Inc. and its subsidiaries.
Each officer, employee and director
should read it carefully.

Any questions should be directed to the Law
Department.

Opening the electronic message will signify
your agreement
to comply with this Code.

NOTE:  This Code of Business Conduct and Ethics is not intended and should not be construed as forming a contract of employment between Horizon Lines, Inc. (or any of its subsidiaries) and any of the employees of Horizon Lines, Inc. (or any such subsidiary). This Code and the policies set forth herein are intended to supplement, but not replace, any other policies and procedures of Horizon Lines, Inc. (or any of its subsidiaries) that may be applicable to directors, officers and/or employees of Horizon Lines, Inc. (or any such subsidiary). In the event of a conflict between this Code and the policies set forth herein, on the one hand, and any such other policies or procedures, on the other hand, this Code and the policies set forth herein shall control.

I.	INTRODUCTION

Purpose of Code of Business Conduct and Ethics

This Code of Business Conduct and Ethics (this “Code”) describes standards of conduct for all employees, officers and directors (hereinafter referred to collectively as “Associates” and, individually, as an “Associate” or “you”) of Horizon Lines, Inc. and its subsidiaries. This Code has been approved by the Board of Directors of Horizon Lines, Inc. (the “Board of Directors”). Many of the policies in this Code are based on various laws and regulations. Others are based on business and ethical principles that enhance our ability to conduct our business effectively. Horizon Lines, Inc. and its subsidiaries are hereinafter referred to as “Horizon” or the “Company.”

The purpose of this Code is to provide guidance and set common ethical standards that each Associate of the Company adheres to on a consistent basis. It governs the actions and working relationships of the Company’s Associates with current and potential customers, fellow employees, competitors, vendors, suppliers, government and self-regulatory agencies, the media and anyone else with whom the Company has contact. These relationships are essential to the continued success of the Company.

This Code is designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, governmental and regulatory agencies and in other public communications made by the Company;

•	compliance with applicable governmental laws, rules and regulations;

•	the prompt internal reporting to an appropriate person of violations of this Code; and

•	accountability for adherence to this Code.

You are responsible for complying with both the letter and spirit of applicable laws and regulations. You are expected to act fairly and honestly when conducting business on behalf of the Company and to maintain the Company’s high ethical standards. You should avoid any actions that might reflect unfavorably on either your own integrity or that of the Company.

Additionally, you are responsible for adhering strictly to the Code and to all additional policies of the Company. You are responsible for knowing all Company policies applicable to you and for complying with them. The Code and any additional policy statements may be modified periodically to reflect the Company’s changing needs and the changing environment in which it operates.

Supervisors are responsible for ensuring that their employees are aware that the Company’s basic operating principle is to conduct business in accordance with the highest level of integrity and ethical standards.

This Code will not provide an answer to all questions that may arise. If you have a question that the Code does not address directly, you should use your own common sense of what is right, based on the standards set forth in the Code, and seek appropriate guidance from others.

You should also report apparent misconduct by others using appropriate channels, as addressed below, and assist the Company in the prevention and correction of these problems.

II.	ADMINISTRATION

Periodically, the Company may require you to acknowledge in writing that you have received and reviewed the Code and agree to comply with its provisions. The Company has required every Associate at the time of the adoption of this Code to acknowledge in writing that he or she has received and reviewed the Code and agrees to be bound by its provisions. The Company also requires every new Associate to acknowledge in writing that he or she has received and reviewed the Code and agrees to be bound by its provisions. In addition, you should disclose any previously unreported transactions, relationships or activities known to you that appear to be in violation of the Code and that the Code requires to be disclosed. Such disclosure can be made to your supervisor or through the Company’s Ethics Hotline (1-866-850-2115). For information regarding the Ethics Hotline, see Section V.

You should contact the Law Department with any questions about the Code, including questions about whether an event occurring prior to the adoption or your receipt of this Code is reportable.

Violations of the Code, violations of applicable laws or failure to cooperate with an internal investigation may all constitute grounds for disciplinary action, including immediate dismissal.

The provisions of the Code cannot include all situations or events likely to occur in the conduct of the Company’s business. Therefore, the Company may issue additional policy statements from time to time, either to address topics not covered in the Code or to provide greater detail on topics already covered in the Code. Questions about situations not covered in the Code should be directed to the Law Department or the Company’s Ethics Hotline.

The Code applies to all Associates worldwide. However, if any provisions of the Code conflict with local law of any jurisdiction in which the Company operates, the Company may issue supplemental policies in those jurisdictions. You should consult the Law Department with any questions regarding conflicts with local law. The Law Department will review all such supplements.

III.	ANTITRUST AND SHIPPING LAWS

a.	U.S.A. Antitrust Laws.

The philosophy of the antitrust laws of the United States is that the economic well-being and the public good will be fostered best by a free and competitive economic system. All individuals and companies have the absolute right to lawfully compete for business to the utmost of their skills, resources and facilities. However, the actions and activities of one business must not unreasonably interfere with the lawful rights of others to compete.

The U.S. antitrust laws provide that any contract, combination or conspiracy in any form or manner in unreasonable restraint of trade in interstate or foreign commerce subject to those laws is illegal. The laws further provide that it is illegal for any person (individual or corporation) to monopolize, or attempt to monopolize, or combine to conspire with any other persons to monopolize, any part of a trade in interstate commerce or with a foreign nation.

Our policy is to comply with all applicable antitrust laws. Most of our business is conducted in the U.S. noncontiguous domestic trade and commerce. Except for certain exemptions, the U.S. antitrust laws generally apply fully to such trade and commerce as well as to our other businesses.

Unless a particular activity is specifically exempted from the antitrust laws, those laws apply. Associates must be certain that actions or practices either comply with the antitrust laws or fall specifically within an exemption.

Certain practices or actions are considered so basically wrong that they are deemed unreasonable in all cases and can be ruled a violation of antitrust laws without need for proof that the conduct actually restrained trade. Such practices or actions (called “per se” violations) include:

(1) price fixing among two or more competitors; and

(2) division of markets, customers or territories among two or more competitors.

Tying devices or arrangements, and reciprocal dealing, can also constitute “per se” violations in some circumstances and are strictly prohibited by Company policy.

Price Fixing.  It is a “per se” violation for rates to be fixed among two or more competitors. Unless expressly authorized by an exemption, there cannot be any discussion with competitors with regard to rates in U.S. domestic or foreign trades or in any business in U.S. commerce. Even if there is no actual agreement reached as to the prices to be charged by each, if the prices should subsequently be the same the courts may rule that an unlawful “agreement” is inferred under the theory of conscious parallelism between competitors. Agreements as to minimum or maximum prices are also illegal per se.

Courts have broadly defined conduct which constitutes price collusion to include any agreement which attempts to limit competition by tampering with price. There are no defenses to price-fixing, even if:

1. The price is reasonable;

2. The competitors who agreed had no market power;

3. The agreement was never carried out; or

4. The agreement stopped “ruinous” competition.

Division of Markets.  Two or more competitors cannot agree among themselves as to the customers, markets or territories which each will serve when U.S. antitrust laws apply. This prohibition includes agreements to restrict the amount of service each is to render in the same market.

Tying Devices.  Tying devices are illegal when U.S. antitrust laws apply. A tying device or arrangement involves an agreement under which a company would force a customer to buy a service it might not otherwise wish to buy as a condition to the company providing a different service which the customer wants to obtain and cannot obtain elsewhere.

Reciprocity.  Reciprocity in violation of the antitrust laws exists if there is an understanding between two parties subject to U.S. law that the purchase of goods or services by one party from the other is in return for the other purchasing goods or services from the first party or an affiliate or supplier of the first party. The Company will not be a party to any agreement, understanding or arrangement, express or implied, which has the intention or effect of conditioning the sales of services by the Company upon a customer’s supplying some other service or product to the Company, or of conditioning any purchases by the Company upon a supplier’s purchasing services from us. When making purchases, the Company will not favor our customers or the customers of any affiliate or supplier. The Company’s criteria for purchasing products or services are to acquire the most suitable product or service of the best quality for the lowest available price.

b.	Other Anti-Monopoly and Fair Trade Laws.

Growing numbers of other jurisdictions, including Puerto Rico and foreign countries, have local legislation which, although not always as inclusive or severe as U.S. laws, have the purpose of preventing agreements in restraint of trade or unfair monopolization of trade by business enterprises. Such laws generally are designed to prevent big businesses from doing unreasonable damage by abusing their economic power. The laws usually require proof both of intent to do harm and of existence of an actual monopoly or of a dominant position in the trade (generally considered by such as control of at least 40-50% of the market; but sometimes requiring control of as little as 15%). It is Company policy to comply with all applicable foreign fair trade and anti-monopoly laws.

c.	U.S.A. Shipping Laws

The Company operates as a water carrier in the United States noncontiguous domestic trades with Puerto Rico, Alaska, Hawaii, and Guam. As such, it is subject to regulation under the ICC Termination Act of 1995 (“ICCTA”), which is administered, in part, by the Surface Transportation Board (“STB”).

ICCTA requires that the rates and practices related to transportation service by a water carrier in the noncontiguous domestic trades be reasonable, and that such transportation service must be provided on reasonable request. ICCTA permits a water carrier to provide transportation service in the noncontiguous trades pursuant to a contract with each customer, or pursuant to a tariff which must be filed with the STB. For transportation service provided pursuant to such a tariff, ICCTA requires that a water carrier always be in compliance with the tariff provisions, and prohibits the carrier from charging or receiving a different compensation for the transportation service than the tariffed rate. Examples of charging or receiving a different compensation would be returning a part of that rate to a person, or giving a person a privilege or allowing the use of a facility that affects the value of the transportation.

The Federal Maritime Commission (“FMC”) regulates the activities of (i) common carriers by water in the U.S. foreign commerce (including vessel operating and non-vessel-operating common carriers), (ii) ocean freight forwarders (who dispatch shipments in the U.S. export foreign commerce trades), and (iii) marine terminal operators, in each case pursuant to the Shipping Act of 1984, as amended (the “Shipping Act”), which is administered by the FMC. The Company does not operate as an ocean freight forwarder or an ocean common carrier (a vessel operating common carrier in the U.S. foreign commerce), and does not currently hold a license issued by the FMC to operate as a non-vessel-operating common carrier (“NVOCC”) in the U.S. foreign commerce. For transportation in the U.S. foreign commerce other than as exempted by the Shipping Act, a NVOCC or ocean common carrier must publish a tariff and provide transportation service in accordance with those provisions.

The FMC regulates the activities of marine terminal operators that provide terminal services or facilities in the United States (including Puerto Rico and U.S. territories and possessions) in connection with an ocean common carrier operating in the US foreign commerce or in connection with a common carrier by water operating both in the US foreign commerce and the U.S. noncontiguous domestic trade. The Company’s activities as a marine terminal operator in Puerto Rico, Guam, Hawaii, and Alaska are regulated pursuant to the Shipping Act whenever the Company provides terminal services or facilities in connection with one or more ocean common carriers. The FMC, however, does not regulate the activities of a marine terminal operator providing terminal services or facilities in a foreign location, or where such services are provided solely to domestic carriers.

An FMC-regulated marine terminal operator: (i) may operate pursuant to a published tariff or a contract; (ii) must establish and enforce just and reasonable regulations and practices connected with receiving, handling, storing, and delivering property; and (iii) must file with the FMC any agreements between it and an ocean common carrier in the U.S. foreign commerce or another marine terminal operator, unless such agreements have been exempted from such filing requirements.

It is the Company’s policy that it and its Associates shall comply with the requirements of ICCTA and the Shipping Act. Due to the complexity of these laws, it is recommended that the Law Department be consulted when questions arise.

IV.	U.S. SECURITIES LAW

a.	Insider Trading Laws

It is both unethical and illegal to buy, sell, trade or otherwise participate in transactions involving the Company’s securities (whether stocks, bonds or otherwise) while in possession of material information concerning the Company that has not been released to the general public, but which when released may have an impact on the market price of any of such securities. It is also unethical and illegal to buy, sell, trade or otherwise participate in transactions involving the security of any other issuer while in possession of similar non-public material information concerning such issuer. Any questions concerning the propriety of participating in a transaction involving the securities of the Company or any other issuer should be directed to the Law Department. “Material” information is usually defined as information to which a reasonable person would attach importance.

b.	Disclosure

Any statement Horizon issues which can reasonably be expected to reach investors and trading markets must be truthful and complete, and must not materially misrepresent the facts existing at the time of the announcement (See Section XVI).

c.	Personal Loans

Section 402 of the Sarbanes-Oxley Act of 2002 prohibits Horizon Lines, Inc. or any of its subsidiaries from lending money, directly or indirectly, in the form of a personal loan, to any director or executive officer of Horizon Lines, Inc. Practices with respect to directors and executive officers that may be violative of Section 402 include some forms of cashless exercise of stock options, employee credit cards, split-dollar life insurance plans, advances of relocation expenses and advances of litigation expenses. Accordingly, although these extensions of credit may appear to be business, rather than personal, in nature, the existence of an actual loan to a director or executive officer of Horizon Lines, Inc. should be reported to the General Counsel of Horizon Lines, Inc., and before any loan is extended to or arranged for any such director or executive officer of Horizon Lines, Inc., the General Counsel of Horizon Lines, Inc. should first be consulted.

V.	CONFLICTS OF INTEREST

A person cannot serve two masters. As applied to the business world, this means that an individual’s primary loyalty as an employee is to his or her employer. Therefore, the Company expects its Associates to refrain from having any financial or other relationship in or with a third party which does business with the Company in a situation where the Associate represents or has authority for Company interests. For example, an Associate with purchasing authority may not order products or services for the Company from a firm in which the Associate or a member of his or her Immediate Family1 has either a material interest or a controlling interest, because there would be a conflict between the Associate’s obligations to the Company and the Associate’s personal interests.

No Associate should gain financially or otherwise from a firm or individual with whom the Company does business. Situations can arise in which an individual unintentionally or unknowingly becomes involved in a conflict of interest. Each Associate is responsible for ensuring that he or she does not have conflicts of interest.

No Associate may engage in outside activities, accept outside employment or perform outside services for compensation, including fees received as a consultant, lecturer or author, if the activity may subject the Company to criticism or reflect adversely on the Company, constitutes a real or apparent conflict of interest, encroaches upon working time, or interferes with regular duties at the Company.

The Law Department must approve, in advance, public testimony before any legislative body or governmental agency, or other outside speaking engagements, industry conferences or publications relating or referring to the business of the Company.

Subject to the general limitations on outside activities, Associates may engage in any outside speaking engagements, public testimony or publications that do not relate or refer to the business of the Company, such as writing or speaking about non-business topics.

The Company encourages Associates to participate in charitable activities. Because of time demands and potential conflicts of interest, Associates are encouraged to consult with their supervisors if they would like to serve on the board of a nonprofit organization. If service as a director or trustee by an Associate will involve significant time away from the Company, or might otherwise

1 Immediate Family means the spouse, minor children and dependents, including natural, adoptive and step children, any other individual residing in the same household as an Associate, and any individual or organization which represents or acts as agent or fiduciary for such individuals.

interfere with efficient performance of normal duties, then such Associate should obtain the prior approval of his or her supervisor.

Service by an Associate with a local, state, federal or foreign governmental entity may also result in the potential for conflicts of interest. Therefore, if an Associate wishes to serve in appointed or elected municipal or other governmental positions, including as a member, director, officer or employee of a municipal corporation, governmental agency, authority or advisory board, or public school or library board, such Associate should obtain prior approval from the Law Department and his or her supervisor.

Business opportunities that are actively solicited by, or offered to the Company, or that were pursued by any officer or employee of the Company using the Company’s funds, facilities or personnel, belong to the Company. No officer or employee of the Company may take for his or her own benefit, or help others take for their benefit, a business opportunity that belongs to the Company, unless that opportunity is first offered to the Company and declined. No officer or employee of the Company may use the Company’s name or any of its property or resources to enhance his or her own, or any other person’s, economic interest in personal transactions or outside relationships. No officer or employee of Horizon may engage in a business that competes with or is a supplier to the Company, unless specifically authorized by the Law Department.

The following examples illustrate situations or relationships which Associates should avoid:

(1) involvement in a situation in which an Associate uses his/her position or job for any form of private gain, or could lose complete independence, objectivity or impartiality with regard to Company business;

(2) solicitation or acceptance by an Associate or member of his or her Immediate Family of any benefit from any person:

a. who has, or is seeking to obtain, a business relationship with the Company, or

b. who has interests that may be substantially affected by the performance or non-performance of the Associate’s job, duties or responsibilities. (However, Associates may accept food and refreshments or entertainment or limited gifts as described for commercial situations in Section VII.);

(3) engagement by an Associate in any activity that is not compatible with the full and proper discharge of the Associate’s duties and responsibilities to the Company; and

(4) an Associate or member of his or her Immediate Family having a direct or indirect personal financial interest in, or a relationship with, or receiving a benefit from, any organization which is in competition, or which has transactions, with the Company. (This does not apply to the ownership of securities in any enterprise listed on a national securities exchange if the market value or share of ownership does not represent a material part of the Associate’s net worth or income, or the business relationship with the Company does not represent a major or material portion of the value of the income or business activity of the enterprise.)

The above situations are not all-inclusive. If an Associate has any doubt whatsoever about a particular situation that might constitute a conflict of interest, he or she should discuss the matter with his/her supervisor. Law Department advice may be sought when needed.

Horizon has established an Ethics Hotline through which Associates may report, confidentially and without fear of recrimination, any suspected violation of this Code of Business Conduct and Ethics. All Associates are encouraged to utilize this Ethics Hotline (1-866-850-2115) if they reasonably believe that a violation has occurred or is about to occur.

VI.	FORMER GOVERNMENT EMPLOYEES

There are several conflict of interest statutes which establish restrictions upon the role that former government employees may play in the Company’s relations with the government or governmental unit or department which had employed them. Every Associate who is a former government employee shall consult the Law Department before representing the Company before his or her former governmental employer. In particular, any Associate who has been separated from civilian or uniformed employment by the Department of Defense or any branch of the U.S. Armed Forces for less than two years should consult the Law Department about special reporting requirements.

VII.  CORRUPTION AND BRIBERY

Most governments have laws prohibiting giving, or offering, money, gifts or other things of value to public officials to influence, or attempt to influence, the officials to act contrary to the law or to their official or legal obligations and responsibilities. Under these prohibitions, such gift giving generally constitutes criminal bribery.

Many jurisdictions also have similar laws with regard to the giving, or offering, of money, gifts or other things to a private person for the purpose of inducing him or her to act contrary to the interests of his employer or principal. Such gift giving may constitute criminal bribery or, more often, civil commercial bribery.

U.S. laws and laws of some other countries also prohibit payments of money or the giving of gifts or other things of value to certain other persons, such as labor representatives and loan officers of financial institutions.

Acts of corruption and bribery may result in criminal or civil liability of the person offering the bribe as well as of the recipient. Bribery may subject not only the person offering the bribe, but also his employer, to monetary liability in favor of the employer of the recipient of the bribe and to criminal penalties.

Recognizing the ethical standards behind laws that prohibit commercial bribery, the Company’s policy limits an Associate’s acceptance of money, gifts or other things of more than nominal value from persons with whom the Company does business or with whom the Company competes. Acceptance of gifts of more than nominal value could affect the independent, impartial and objective decisions and acts of the Company’s Associates.

For the same ethical considerations, the Company’s policy prohibits or limits the giving of money, gifts, entertainment and other things of value to public officials or employees and to principals or employees of persons or entities with whom the Company does business or competes.

With regard to U.S. government personnel:

(1) No gift of any value may be given to military personnel or to civilian employees of the Department of Defense or of a military department or organization. There are extremely limited circumstances in which a light meal or snacks may be provided. However, the Law Department should be consulted in advance.

(2) During the conduct of any Federal procurement of property or services (beginning with the development, preparation or issuance of a solicitation, continuing through evaluation of bids or proposals, selection of sources and conduct of negotiations, or extension of a contract), no person acting for the Company may:

a. make, directly or indirectly, any offer or promise of future employment or business opportunity to, or engage, directly or indirectly in any discussion of future employment or business opportunity with, any procurement officials of such agency;

b. offer, give or promise to offer or give, directly or indirectly, any money, gratuity or other thing of value to any procurement officials of such agency; or

c. solicit or obtain, directly or indirectly, from any officer or employee of such agency (or from anyone acting for such agency), prior to the award of a contract, source selection information regarding such procurement or any proprietary information submitted by the maker of a bid or proposal.

(3) No gift of more than minimal value should be given to any U.S. federal, state or local official or employee without prior consultation with the Law Department.

In commercial situations (those not involving any government or public body), associates may give and accept:

(1) meals and refreshments, and entertainment such as sporting or theatrical events, of reasonable value considering the nature of the event and on infrequent occasions, provided the Associate and the other person are both properly in attendance for the conduct of business;

(2) advertising or promotional materials, such as pens, pencils, note pads, calendars, paperweights and other items of nominal or reasonable intrinsic value given ordinarily in the general course of business PROVIDED, in all instances, that;

a. they are consistent with accepted business practices: and

b. they are of such limited value as not to present risk that they will be thought to be a bribe or payoff; and

c. they do not violate applicable law or social or ethical standards; and

d. the nature and circumstances are such that disclosures will not cause embarrassment to the Company.

No entertainment or gift will ever be provided for the purpose of improperly influencing the recipient to do business with or do anything for the Company.

In some countries it is lawful, as well as good business manners, for senior executives of companies which do business with each other to give or exchange gifts of considerable value. To fail to give, or to refuse to accept, such a gift might be a serious breach of etiquette with adverse business and social consequences. When such gifts are lawful they may, nevertheless, be given only with the prior approval of the General Counsel of Horizon Lines, Inc. When such gifts are received by an Associate they shall be reported promptly to the General Counsel of Horizon Lines, Inc. The recipient may be required to surrender the gift to the Company or may be authorized to keep or dispose of it under such conditions as the General Counsel of Horizon Lines, Inc. may prescribe with the advice of the Law Department.

The Company operates or does business in many States of the United States and in many foreign jurisdictions. Among these jurisdictions, the laws with respect to corruption and bribery vary widely. In fact, in certain foreign areas acts which Americans may consider improper in a domestic context may not violate the local law and may be commercially and socially accepted.

It is Company policy that no funds will be paid to an official or a private person, or used directly or through any conduit or device, for the purpose of:

(1) influencing any officials to do, or omit to do, anything when the doing or omission would be contrary to applicable law, U.S. or foreign, or to the policies of this Company; or

(2) compromising the responsibilities or obligations of such persons. Some laws and codes of conduct applicable to public officials permit them to accept product models or pictures or like promotional or public relations materials. However, no gift of any sort shall be made to any public official without a prior opinion of the Law Department plus such approvals as are required by the applicable Company procedures.

VIII.  THE FOREIGN CORRUPT PRACTICES ACT (FCPA)

The FCPA is a U.S. law which prohibits the giving or offering of money or anything of value, either directly or through a third party, to an official of a foreign government, foreign government agency or instrumentality (which may include government monopolies, corporations, etc.) or to any foreign political party, party official or candidate for certain proscribed purposes.

With narrow exceptions discussed below and for which specific approval must be received in advance, such payments are strictly prohibited regardless of the fact that they may be widely accepted or even seem necessary in the foreign country in question.

The law applies to individual as well as to corporations and provides for criminal penalties including imprisonment and significant fines (which the Company is prohibited from paying or reimbursing) for individuals as well as for corporations.

The one significant exception to the FCPA permits “facilitating payments”, but these are narrowly, and not entirely clearly, defined. For the purposes of this Code, Associates should assume that “facilitating payments” means only:

(1) a payment in the nature of “grease”, “baksheesh”, or “mordida”;

(2) a tip to a low-level foreign governmental employee (including an employee of a government “instrumentality”- a term which may include government monopolies, corporations, etc.) whose duties are essentially ministerial or clerical and who does not make policy or rules or laws or award contracts; or

(3) a tip or grease payment given only for the purpose of assuring that the recipient does what he or she is obliged to do in any event in the normal pursuit of his or her duties.

In view of the substantial penalties and related consequences (both to the Company and involved individuals) and in order to avoid any misunderstanding of this complex law, it is the Company’s policy that no payments or gifts or offers to make payments or gifts whatsoever, regardless of amount or purpose, including facilitating payments permitted by the FCPA, shall be made either directly or through third parties to officials or employees of government agencies or instrumentalities (including government monopolies or corporations) or to foreign political parties, or party officials or candidates, without the prior receipt of a written opinion from the Law Department that the payment or gift would not violate the FCPA and the express written authorization at the highest approval level required under the then existing corporate procedures.

Associates should not go forward when they are uncertain of the consequences of a given act and should consult their superiors (who should consult the Law Department) regarding any questions they may have about particular transactions.

IX.	CONFIDENTIALITY

Associates have a responsibility to maintain the confidentiality of sensitive information related to the business of the Company. Because of the competitive market environment in which the Company operates, it is essential that confidentiality be maintained in all circumstances. This includes casual conversations with family, friends and former Associates of the Company.

Therefore, Associates must hold in strictest confidence, and not disclose to any person, firm or corporation, any information, plan, strategy, technique, process, program, software, formula, developmental or experimental work, work in progress, business or trade secret or any other secret or confidential matter relating to the business of the Company which any Associate may acquire or possess by reason of employment with the Company. This obligation is binding upon all Associates both during the time of employment by the Company and subsequent to any period of employment.

The Company retains all rights to possession of and all title in and to, all papers and documents, including, but not limited to, drawings programs, notes, memoranda, specifications, reports,

correspondence on whatever media they are contained (print, electronic, digital, etc.), all devices and any other physical material which an Associate may originate or which may come into an Associate’s possession in any way during employment by the Company and which relates to the business of the Company. An Associate must return all such things promptly to the Company on termination of employment or at any other time as the Company may request.

X.	POLITICAL AND LOBBYING ACTIVITIES

There are numerous federal, state and foreign laws regulating or restricting political and lobbying activities of corporations. As a good corporate citizen, the Company shares a common and general concern for the integrity of the political and governmental processes and for the election of qualified public officials. The Company encourages its Associates to be equally concerned and to fulfill their responsibilities as citizens by participating in such activities. However, Associates should be aware of the restrictions on corporate activities and on their individual activities as Associates or agents of the Company.

Political.  Federal law and the statutes of many States prohibit the Company from contributing to political candidates or political parties. Associates who participate in partisan political activities must make every effort to ensure they do not leave the impression that they speak or act for the Company.

In the United States, corporate funds, facilities, or other assets will not be used directly or indirectly by or for federal political candidates or parties. Presently, corporate funds can be used in the formation and administration of “political action committees” (PAC’s) which can receive voluntary political contributions from eligible Associates and their families. All such voluntary contributions received must be accounted for in separate, segregated funds, strictly apart from those of the Company.

No corporate action, direct or indirect will be allowed that infringes on the right of any Associate individually to decide whether, to whom, and in what amount, he or she will make personal political contributions. The same is true of volunteer political donations of personal service time, so long as it does not interfere with the working status or performance of the volunteer.

In some foreign countries, and in certain specific U.S. States, commonwealths, territories, and possessions, it may be legally permissible for the Company to make certain political contributions. However, no Associate is permitted to use corporate funds, facilities, or other assets, to support either directly or indirectly any political candidates or political parties outside the United States, or in U.S. States, commonwealths, territories, or possessions without affirmative advice of the Law Department and advance authorization in writing from the appropriate officer designated by Company procedure. United States law (the FCPA) also prohibits the payment of money or anything of value to foreign political parties, party officials or candidates for political office for the purpose of influencing any act or decision of such political party or candidate, or inducing such candidate or political party to use his or its influence with a foreign government or instrumentality, in order to assist in obtaining or retaining business. (See Section VIII).

Lobbying and Public Issues.  Lobbying is any activity, in support of or in opposition to, in connection with, or related to, pending legislation or matters pending before, or action taken by any public official, public department, public agency or other public body. A public issue is a question submitted to a general referendum of the electorate.

The Company is allowed by law to undertake lobbying activities or support or oppose public issues, but each such action must be approved in advance by the CEO of Horizon Lines, Inc. or his or her delegate, or by the Board of Directors, and all registration, reporting and other legal requirements must be satisfied.

No Associate shall take part in any lobbing activity, other than for the Company, while on Company time.

XI.	DISCRIMINATION, HARASSMENT, AND RETALIATION

The Company is an equal opportunity employer committed to the policy of ensuring that all individuals have equal opportunity to obtain employment and advance within the Company. The Company respects the professionalism and dignity of each Associate. As a part of that commitment, employment practices and decisions are made without regard to race, religion, color, age, national origin, ancestry, disability, marital status, veteran status, sex, sexual orientation or other factors not related to job performance. Consistent with these principles, the Company prohibits discrimination, including harassment, and retaliation based on any of the foregoing factors. As part of the Company’s continuing effort to ensure that all Associates are aware of the type of conduct expressly prohibited and of the Company’s complaint procedure, the following information is being provided:

Discrimination, harassment and retaliation are forms of misconduct that undermine the integrity of the employment relationship. This conduct interferes with productivity and undermines employee morale. Such conduct can also result in legal liability for the Company or the individuals who commit unlawful acts.

1. Discrimination

Discrimination results where an applicant for employment or an employee 1) is treated differently than another employee because of that individual’s status as a member of a protected group; or 2) where a Company rule, policy, practice or procedure which is applied uniformly impacts applicants or employees in a protected group and is not related to successful job performance, has no business justification or is not otherwise allowed by law.

2. Harassment

Harassment is a type of discrimination that can take many forms. Unwelcome conduct of a physical, verbal or visual nature that creates a hostile or offensive environment is unacceptable. Normally, such harassment will take one of four forms:

(a) Verbal harassment includes such things as sexual or racial innuendo, suggestive comments, insults, humor and jokes about race, religion, national origin, sex, disability, sexual propositions and threats.

(b) Non-verbal harassment may include such things as suggestive or insulting sounds, leering, whistling, obscene gestures, or any similar conduct.

(c) Visual forms of harassment include derogatory posters, cartoons, drawings, sexually suggestive material, graffiti, slogans, email messages, or any other visually observable material, which is directed towards a person or a classification to which the person belongs.

(d) Physical harassment includes unusual and offensive touching such as pinching, brushing the body and other similar behavior.

Certain behavior which may occur in a social setting may not be acceptable in the workplace. For example, telling racial or ethnic jokes, derogatory racial or ethnic comments, playing of racially directed music or displaying racially targeted material are all examples of racial harassment.

Unwelcome sexual advances, requests for sexual favors, and other physical, verbal, or visual conduct based on sex may constitute sexual harassment when (1) submission to the conduct is an explicit or implicit term or condition of employment, (2) submission to or rejection of the conduct is used as the basis of an employment decision, (3) the conduct has the purpose or effect of unreasonably interfering with an individual’s work performance or creating an intimidating, hostile, or offensive working environment, or (4) the conduct is made a term or condition of doing business with the Company.

3. Retaliation

Retaliation consists of management taking some adverse employment action against an employee because of the employee’s opposition to a Company act or practice which violates a discrimination law or because of the employee’s participation in a legal proceeding under an employment discrimination law. Examples of “protected activity” are: threatening to file a charge or formal complaint alleging discrimination, complaining about alleged discrimination against oneself or others, refusing to obey a discriminatory order, or requesting accommodation for one’s legitimate religious belief or for a disability.

4. Discipline

The Company strictly prohibits any of the behaviors outlined above. Any Associate found to have engaged in discrimination, harassment or retaliation will be subject to discipline, including the issuance of written warnings, suspension, transfer, and/or demotion. Where appropriate, the Company will terminate any employee, at any time, with or without prior notice, for having engaged in such conduct.

5. Complaints of Discrimination, Harassment or Retaliation

The Company has established a complaint procedure so that employees may bring directly to the Company’s attention any instances of discrimination, harassment or retaliation. The complaint procedure has two simple rules. First — Do not allow any inappropriate conduct to continue. Demand that it stop and report it, regardless of who is creating that situation. No one in this Company is exempt from this Policy. Second — If you make a report, do so in good faith. Reports made under this Policy that are not made in good faith undermine the goals of the Policy.

The Human Resources Department administers the complaint procedure. Any employee who believes that he or she has been the subject of discrimination, harassment or retaliation (or who believes that he or she has witnessed such conduct) shall report the conduct immediately (within 48 hours) either to their supervisor or manager, or the Director of Human Resources. In addition, associates may also report conduct that may violate this Policy to the Ethics Hotline at (866) 850-2115. The Ethics Hotline is available 24 hours per day and reports which may involve this Policy go to the Horizon Lines Human Resources Department. You may choose to report the conduct through any of these avenues. If you believe your manager or supervisor is the violator, report the conduct directly to the Human Resources Department.

If any manager or supervisor receives a complaint or observes prohibited conduct, he or she is to immediately notify the Human Resources Department. This is true even if the person reporting the conduct requests that it be kept confidential. There is no such thing as a confidential event once a report has been made. When conduct is observed or reported it must be investigated. The Vice President, Human Resources shall designate an investigator who shall thoroughly and promptly conduct an investigation into the facts and thereafter inform the complainant as to what action the Company has or has not taken and the reasons for that action. Any employee dissatisfied with these findings and actions may put in writing his or her objections and direct that communication to the Vice President, Human Resources who shall respond and advise the associate as to what further steps will or will not be taken. NO EMPLOYEE WILL BE SUBJECT TO RETALIATION FOR REPORTING BEHAVIOR WHICH HE OR SHE IN GOOD FAITH BELIEVES VIOLATES THIS POLICY.

6. Who Is Covered

This Policy applies to all Company officers, employees, directors, temporary employees, independent contractors or consultants and all third-parties present on Company property who engage in conduct which is engaged in, by, or directed at Company employees. This Policy applies to all conduct occurring in the workplace or during work-related activities such as business meetings, off-site meetings conducted for a business purpose, and business travel.

7. Confidentiality

To the extent possible, the Company will keep complaints and the terms of their resolution confidential. During the course of an investigation, knowledge of the facts will be limited to those persons who have a “need to know” to fully complete the investigation.

8. Your Policy

Of course, this Policy will only be effective if Associates use it. If you see, hear or experience conduct you sincerely believe violates this Policy, please report it. If you do not report the conduct, you may lose your legal rights to complain about alleged discrimination, harassment or retaliation.

XII.  POLICY ON A DRUG FREE WORKPLACE

Associates are expected and required to report to work in an appropriate mental and physical condition. The unlawful manufacture, distribution, dispensation, possession, or use of a controlled substance on Company premises or while conducting Company business off Company premises is absolutely prohibited. Violations of this policy will result in disciplinary actions, up to and including termination.

Associates needing help in dealing with drug, alcohol or other substance abuse problems are encouraged to use health insurance plans and Company employee assistance programs specifically applicable to them. Conscientious efforts to seek such help will not jeopardize an Associate’s employment. However, while the Company recognizes that drug or other substance dependency may be an illness and a health problem, it cannot condone the unlawful use of a controlled substance. Unacceptable performance or actions on the job, therefore, will result in appropriate discipline.

Associates must, as a condition of employment, abide by the terms of the above policy. Associates must report any conviction under a criminal drug statute for violations occurring on or off Company premises while conducting Company business. Associates must report the conviction to their immediate supervisor(s) within five (5) days of the conviction.

XIII.  SAFETY AND ENVIRONMENTAL CONCERNS

Safe operating conditions and the protection of the environment are important objectives of the Company and must be concerns of all Associates. All Associates are required to obey all applicable Federal, State or other safety laws and regulations and shall observe the proper safety rules and practices in all work situations. The Company does not expect or permit the taking of unnecessary or unreasonable risks in the performance of duties by Associates. In case of doubt or uncertainty, the safer course of action should always be taken.

Any spill or release of hazardous or polluting matter shall be immediately reported to supervisory or management personnel, and by them to public authorities (such as the Coast Guard and E.P.A.) as required by law. Any dangerous work conditions should be immediately reported to supervisory — or management personnel.

Federal, state and local law (both within the United States and abroad) regulate, (and in some instances prohibit) the release into the atmosphere, waters or ground of a wide variety of substances. Company policy absolutely prohibits improper transportation, handling, storage or disposal of hazardous substances.

The Company places particular importance upon protection of the environment. It is essential that every Associate cooperate in efforts to ensure attainment of that objective. Should any Associate have any question about what is the proper procedure for handling, transporting, storing or disposing of any hazardous substances, that Associate should seek the advice of his or her immediate supervisor or the Manager, Hazardous Materials Safety and Security. Immediate reporting of discharges or spills is also crucial. Associates must promptly report violations of environmental control procedures and any other unacceptable environmental practices, upon learning of them, by advising their immediate supervisor. No Associate shall be subject to retaliation because of such a report of a violation of environmental control procedures made in good faith.

XIV.  COPYRIGHTS, TRADEMARKS, AND PATENTS

Products of the intellect are referred to as “intellectual property” and may be protected against use by others through copyright, trademark or service mark registration or by patent. All products of the intellect created by Associates in the course of their employment are the property of the Company, not the Associate. This intellectual property includes (but is not limited to) drawings, specifications, computer programs, designs, photographs, processes, reports, memoranda, models, and notes.

It is the Company’s policy to strictly enforce and protect its intellectual property rights.

The Company also respects, and expects all Associates to respect, the intellectual property rights of others. The intellectual property of others will not be used or copied in violation of copyright, patent or trade or service mark registration. For example, a copyright protected computer program may only be used to the extent permitted by the license received with the purchase of the program. Such a license will generally permit making a single back-up copy of the program but will limit use of the software program to a single computer or one network.

XV.	INVESTIGATIONS

The Company must occasionally conduct audits or investigations to satisfy itself that standing policies are being complied with, to respond to inquiries by outside authorities, or to prepare for litigation. All investigations will be conducted in a manner conducive to ascertaining the truth, protecting the property, integrity and interest of the Company and ensuring equitable and fair treatment of all persons involved.

Except for investigations of personal injuries or property damage or cargo loss conducted in the ordinary course of business, the Law Department shall be consulted prior to the commencement of any internal investigation other than routine audit and shall be informed and consulted promptly upon the commencement of any outside investigation of the Company of its personnel by any outside authority.

Whenever the Company or any Associate is served with notice of or subpoenaed with regard to, or approached for interview in connection with, any outside investigation, whether private or governmental, the Law Department shall be immediately advised. No response to the investigation or inquiry shall be made without specific guidance from the Law Department.

XVI.  ACCOUNTING AND FINANCIAL REPORTING

All transactions by or on behalf of the Company shall be accurately and promptly entered in the Company’s books and records. Any falsifications or misdescription, including deliberate misclassification of books or records, and off-the record funds including bank accounts or cash funds, is strictly prohibited.

No Associate shall take any action to fraudulently influence, coerce, manipulate or mislead any independent public or certified accountant engaged in performing an audit of the Company’s financial statements for the purpose of rendering such financial statements materially misleading. No Associate shall make any false or misleading statements to an accountant in connection with any audit or examination of the Company’s financial statements.

All information prepared and published in connection with the Company’s public reporting pursuant to the requirements of any regulatory agency shall be complete full, fair, accurate, timely and understandable to the best of your knowledge at the time you prepare or approve such information for inclusion in such filings.

XVII.  COMMUNICATIONS WITH MEDIA AND PUBLIC

In accordance with the Company’s Public Disclosure Policy, the Board of Directors shall from time to time designate an officer of Horizon Lines, Inc. or one of its subsidiaries to serve as the Authorized Press Contact and the Company shall notify you of such designation. As contemplated by such policy, all media inquiries should be referred to the Authorized Press Contact and Associates may not respond to media inquiries or publicly discuss Company business without the approval of the Authorized Press Contact.

XVIII.  RESPONSIBILITIES OF MANAGEMENT

Since a corporation may act only through its agents or employees, individual Associates involved can be held personally responsible under civil or criminal law for any wrongful acts of the Company. The nature of management responsibility is such that under some circumstances a manager may be held liable under the law for gross and repeated wrongful actions of Associates, or even agents, within his or her responsibility area, even if the manager had no actual knowledge of the specific wrong done.

All Associates responsible for any of the activities and operations of the Company are required to be aware of the law related to his or her responsibility area, of the policies of the Company relative to such activities and operations, and how such activities and operations are actually conducted, so as to ensure that they are in compliance with the laws and policies.

XIX.  USE OF AGENTS AND NON-EMPLOYEES

Agents or other non-employees cannot be used to circumvent the law or this Code. Neither the Company nor its Associates may retain agents or other representatives to engage in practices that run contrary to the Code or law.

XX.	PROTECTION AND PROPER USE OF HORIZON PROPERTY

All Associates should protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. All assets of the Company should be used for legitimate business purposes.

The assets of the Company should be used to meet the needs and achieve the business goals of the Company. Each Associate is responsible for protecting the assets of the Company and ensuring their efficient use, and for ensuring the safe and careful operation and maintenance of all of the Company’s equipment. The assets of the Company include its physical assets, such as vessels, equipment, furniture, fixtures, supplies, facilities and systems hardware, and its intangible assets, such as intellectual property. The intellectual property of the Company includes confidential or proprietary information (including business plans, acquisition plans and trade secrets), technology, customer information, sales and marketing plans, information on advertising campaigns, employee records and directories, trademarks and copyrighted materials.

All work product that is developed within the scope of employment with the Company is the sole and exclusive property of the Company and shall be deemed to be a work made for hire, whether or not the work product was developed at the Company’s facilities, on the Company’s time or using the Company’s resources. Associates may use such work product solely for the benefit of, and to meet the needs and achieve the goals of, the Company.

All software, hardware and network systems of the Company and all e-mail and other messaging systems of the Company, whether used for internal or external communications, are the property of the Company and are intended for business purposes. Similarly, Internet access using the Company’s resources and Internet connections are intended for business purposes.

E-mail and other electronic data created, sent or stored on the Company’s property (including data accessed, copied or printed from the Internet) is the Company’s property. E-mail and any other electronic transmission of information should be created, drafted and sent with the same level of prudence and professionalism as any other communication. All transmissions of confidential, privileged or restricted material (whether by document, e-mail, fax, other electronic transmission, or via the Internet) should be plainly marked as such, and, where possible, encrypted before sending.

Associates should be aware that the Company may monitor, and from time to time access, all electronic messaging systems belonging to the Company and all use of information viewed or downloaded from the Internet through the Company’s Internet connection. Associates should have no expectation of privacy when using the Company’s electronic mail or other messaging systems or the Horizon Internet connection.

Associates may not use corporate, bank or other official stationery for personal purposes.

XXI.  FAIR DEALING

Associates must disclose prior to or at their time of hire, or to the extent applicable, promptly after receipt of this Code, the existence of any employment agreement, non-competition or non-solicitation agreement, confidentiality agreement or similar agreement with a former employer that in any way restricts or prohibits the performance of any duties or responsibilities of their positions with the Company. Copies of such agreements should be provided to the Human Resources Department to permit evaluation of the agreement in light of the Associate’s position. In no event shall an Associate use any trade secrets, proprietary information or other similar property, acquired in the course of his or her employment with another employer, in the performance of his or her duties for or on behalf of the Company.

XXII.  LIMITS ON AUTHORITY

Associates should be aware of the limitations on their authority to act on behalf of the Company and should not take any action that exceeds those limits. Associates should not sign any document on behalf of the Company, nor in any other way represent or exercise authority on behalf of the Company, unless specifically authorized to do so. If you have any concerns or questions about the scope of your authority to act on behalf of the Company, you should contact the Law Department.

XXIII.  REPORTING VIOLATIONS

The interests of the Company, its stockholders and all Associates are best protected when there are not violations of this Code and when any violations that do occur are promptly identified and corrected. If you are aware of, or have reason to suspect, a violation has taken place please promptly notify your supervisor, the Human Resources Department or the Law Department. Members of the Company’s Law and Human Resources Departments may be reached by email or by a telephone call. Horizon also offers a confidential Ethics Hotline at 1-866-850-2115. No Associate will be subject to disciplinary actions or retaliation for making such report in good faith.

XXIV.  ADMINISTRATION AND WAIVER OF CODE

This Code shall be administered and monitored by the Human Resources Department. Any questions and further information on this Code may also be directed to the Law Department. All managers and direct supervisors are responsible for reviewing this Code with their subordinates each time a new edition of the Code is published. This Code is also available on the Horizon Intranet site.

Associates of the Company are expected to follow this Code at all times. Generally, there should be no waivers to this Code; however, in rare circumstances conflicts may arise that necessitate waivers. Waivers will be determined on a case-by-case basis by the CEO of Horizon Lines, Inc. with the advice of the Law Department and if appropriate, the Audit Committee of the Board of Directors.

For officers and directors, the Board of Directors shall have the sole and absolute discretionary authority to approve any deviation or waiver from this Code. Disclosure of any waivers shall be made in accordance with applicable Securities and Exchange Commission rules and the Company’s contractual obligations.

XXV.  CONCLUSION

This Code is a guide to all Associates in their business activities and all Associates are expected to strictly adhere to both the letter and the spirit of this Code.

Strict adherence to the principles in the Company’s Code of Business Conduct and Ethics is one of the conditions of the continued employment. Any infraction will subject the offending Associate(s) to disciplinary actions, including dismissal.

The principal purposes of this Code are to educate and inform Associates as to the standard expected of them in the business activities of the Company and to avoid acts that might be unlawful or contrary to the business ethics of the Company, to its detriment and to the detriment of its Associates and stockholders.

Each Associate is asked to review thoroughly the provisions of this Code relevant to his or her employment responsibilities, to raise any question with regard to provisions either with Management or with a member of the Law Department, to periodically reread the Code and, whenever a situation arises that leads the Associate to question whether or not it might involve a conflict with the Code, to discuss the matter, in advance of taking action, with management or with a member of the Law Department.

Charles G. Raymond
President and Chief Executive Officer

HORIZON LINES, INC. AND ITS SUBSIDIARY COMPANIES CODE OF
BUSINESS CONDUCT

I,
(Print or type name)

I acknowledge receipt of my personal copy of the Code of Business Conduct and Ethics for Horizon Lines, Inc. and subsidiary companies.

I realize that the code applies to me personally, as well as to all my fellow employees, and acknowledge my obligation to read the Code and to abide and be governed by all its conditions and standards.

(Signature)                                                      (Date)

(Location)

Return this form to Mark Blankenship, Vice President, Human Resources,Charlotte, N.C.